Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

November 2, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Holly Hunter-Ceci, Esq.
Alison White, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Hunter-Ceci and Ms. White:

The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 652 with the U.S. Securities and Exchange Commission (the "SEC") on behalf of its series, the Global X Blockchain & Bitcoin Strategy ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on August 19, 2021. The Trust responded to comments from the staff of the SEC (the “Staff”) on October 26, 2021 (the "October 26th Response Letter") This letter responds to the Staff’s supplemental comments with respect to the Amendment that you provided on October 29, 2021 and November 1, 2021, respectively, to the undersigned.

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment: Please confirm that the Trust will file a delaying amendment prior to November 2, 2021, for the Staff’s further review.

Response: The Trust confirms that it has filed a delaying amendment on November 1, 2021 (SEC Accession No. 0001432353-21-000491).

2. Comment: Please provide the Staff with redlined copies of the Fund’s Prospectus and SAI illustrating the revised disclosures.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq. and Alison White, Esq.
November 2, 2021

Response: The Registrant will file this comment response letter and provide redlines of the Fund’s Prospectus and SAI as requested.

3. Comment: The Staff notes Response #5 included in the October 26th Response Letter and in particular, the fact that the definition of “Blockchain Companies & Digital Asset Funds” includes “funds that directly own a material amount of digital assets”. Please remove this reference and make corresponding changes throughout the Fund’s Prospectus and SAI.

Response: The Registrant has revised the disclosure in the Fund’s Prospectus and SAI in response to the Staff’s comment.

4. Comment: The Staff notes Response #12 included in the October 26th Response Letter and is reissuing the comment to please describe in more detail how the Fund will allocate investments between Blockchain Companies & Digital Asset Funds and Bitcoin Futures. For example, please describe the fundamental investment considerations that the Adviser takes into account in making such allocations. We believe that such information will be helpful to investors in understanding how the Fund will be invested.

Response: The Registrant notes that the Fund’s holdings will be publicly available each day on the Fund’s website, and that the section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES" describes in detail the universe of investments that the Fund may seek to utilize in pursuing an investment objective of long-term capital appreciation. The Registrant does not believe that a further prescribed, or passive, approach would be beneficial to investors in pursuing the Fund’s objective of long-term capital appreciation.

The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as noted below in response to the Staff’s comments:

For example, the Fund may allocate proportionally greater exposure to Bitcoin Futures during periods where the anticipated cost of carry for Bitcoin Futures is lower, as measured by the time-weighted difference between the trading price of Bitcoin Futures relative to the then-current price of bitcoin, and conversely may allocate proportionally greater exposure to Blockchain Companies during periods where valuation measures, including but not limited, to forward price-to-earnings or price-to-sales ratios within the Blockchain Companies universe present attractive relative value.

5. Comment: In light of Comment #3 above, please revise the disclosures included in Responses #21, #22 and #52 of the October 26th Response Letter.

Response: The Registrant has revised the disclosure in the Fund’s Prospectus and SAI in response to the Staff’s comment.

6. Comment: With respect to Response #23 included in the October 26th Response Letter, please note the following additional comments to the proposed disclosure in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” AND “A FURTHER DISCUSSION OF PRINCIPAL RISKS” - Geographic Risk - Risk of Investing in China”:

a) Please indicate whether the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” should be revised to address China-related investment

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq. and Alison White, Esq.
November 2, 2021

exposures obtained through entities that rely on the Variable Interest Entity ("VIE") structures. Please advise and revise accordingly.

Response: The Registrant does not currently anticipate that the Fund will invest in Chinese issuers via VIE structures as part of its principal investment strategy and therefore does not believe it is necessary to update the Fund's disclosure in the section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES".

b) With respect to the proposed risk disclosure please add disclosure that: (i) if the Chinese government determines that the agreements establishing the VIE structures do not comply with Chinese law and regulations, including those related to restrictions on foreign ownership, it could subject a China-based company to penalties, revocation of business and operating licenses, or forfeiture of ownership interest (See Division of Corporation Finance – CF Disclosure Guidance: Topic No. 10, November 23, 2020); and (ii) control over a VIE may also be jeopardized if a natural person who holds the equity interest in the VIE breaches the terms of the agreement, is subject to legal proceedings or if any physical instruments such as chops and seals are used without the Chinese-based issuer’s authorization to enter into contractual arrangements in China.

Response: The Registrant has revised the disclosure in the sections of the Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” AND “A FURTHER DISCUSSION OF PRINCIPAL RISKS” - Geographic Risk - Risk of Investing in China as follows in response to the Staff's comment:

Special Risk Considerations of Investing in China – Variable Interest Entity Investments

Many Chinese companies use a special structure known as a variable interest entity (“VIE”), for purposes of raising capital offshore on exchanges outside of China, including on U.S. exchanges. These VIEs have been created to provide for the issuance of stock ~~foreign ownership of equity~~ in Chinese companies for which the Chinese government restricts foreign ownership. The VIE is typically an offshore shell company which has direct capital flows with a Wholly Foreign-Owned Enterprise (“WFOE”) in China. The WFOE is usually established by the owner or founder of the Chinese-based operating company and enters into service contracts with the Chinese-based operating company. ~~The VIE is typically an offshore shell company established by the Chinese-based operating company, which enters into contractual arrangements with such Chinese-based operating company.~~ While the VIE has no equity ownership of the Chinese operating company, these contractual arrangements permit the VIE to consolidate the operating company’s financial statements with its own for accounting purposes and provide for economic exposure to the performance of the underlying Chinese operating company. Therefore, an investor in a VIE, such as the Fund, will have exposure to the Chinese based company though only through contractual arrangements. Furthermore, because an issuer only has specific rights provided for in the agreements creating the VIE structure, its abilities to control the activities at the Chinese-based operating company are limited and the operating company may engage in activities that negatively impact investment value.

While VIEs have been widely adopted, they are not formally recognized under Chinese law and therefore there is a risk that the Chinese government could prohibit the existence of such structures or negatively impact the VIE’s contractual arrangements by making them invalid. If these contracts were found to be unenforceable under Chinese law, investors in the VIE, such as the Fund, may suffer significant losses with little or no recourse available. If the Chinese

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq. and Alison White, Esq.
November 2, 2021

government determines that the agreements establishing the VIE structures do not comply with Chinese law and regulations, including those related to restrictions on foreign ownership, it could subject a China-based company to penalties, revocation of business and operating licenses, or forfeiture of ownership interest. In addition, control over a VIE may also be jeopardized if a natural person who holds the equity interest in the VIE breaches the terms of the agreement, is subject to legal proceedings or if any physical instruments for authenticating documentation, such as chops and seals, are used without the Chinese-based issuer’s authorization to enter into contractual arrangements in China. Chops and seals, which are carved stamps used to sign documents, represent a legally binding commitment by the company. Moreover, any future regulatory action may prohibit the ability of the VIE to receive the economic benefits of the Chinese based operating company, which may cause the value of the Fund’s investment in the VIE to suffer a significant loss. For example, in 2021, the Chinese government prohibited use of the VIE structure for investment in after-school tutoring companies. There is no guarantee that the government will not place similar restrictions on other industries.

c) The Staff notes that the language describing VIEs appears inconsistent with our understanding of the structure and should be reviewed and revised for clarity and accuracy. In particular, the Staff references the description that “[T]he VIE is typically an offshore shell company established by the Chinese-based operating company, which enters into contractual arrangements with such Chinese-based operating company."

Response: The Registrant has revised the disclosure as noted above in Response #6b in response to the Staff's comment.

d) Please add disclosure that because an issuer only has specific rights provided for in the agreements creating the VIE structure its abilities to control the activities of the Chinese-based operating company are limited and the operating company may engage in activities that negatively impact investment value.

Response: The Registrant has revised the disclosure as noted above in Response #6b.

7. Comment: Please note that the Staff is reissuing Comment #24b from the October 26th Response Letter.

Response: The Registrant has provided this information to the Staff under separate cover.

8. Comment: With respect to Response #57 included in the October 26th Response Letter, the Staff notes that the Global X Blockchain ETF is a passively-managed fund that is concentrated to the same extent that its underlying index is concentrated. Please explain why this Fund, which is not passively-managed, will be concentrated to the same extent as the Blockchain ETF. In addition, please change “may invest” to “will invest” to indicate that the Fund is not reserving freedom of action to concentrate its investments.

Response: The Fund intends to provide exposure to Blockchain Companies that derive at least 50% of their revenues, operating income or assets from certain blockchain-related business activities. At present, companies within this universe are primarily concentrated in the Software Industry. However, given the evolving nature of both blockchain and cryptocurrency businesses as well as industry classification approaches taken with respect to this space, it is possible that an appropriate representation of the Blockchain Companies space may require concentration in other industries, including, but not limited to,

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq. and Alison White, Esq.
November 2, 2021

the Capital Markets Industry or the Technology Hardware, Storage & Peripherals Industry. As noted by the Staff, the Global X Blockchain ETF is a passively-managed investment vehicle providing exposure to the evolving Blockchain Companies space. By stating unequivocally that the Fund will concentrate its equity investments to the same extent that the Global X Blockchain ETF is concentrated, the Registrant believes that its concentration policy will reflect the dynamic industry classifications facing the Blockchain Companies space, while at the same time eliminating freedom of action with respect to industry concentration. The Registrant does not believe that Bitcoin Futures are classified within any industry; as such, the Registrant does not believe that reserving discretion over the Fund’s total allocation to Bitcoin Futures constitutes freedom of action with respect to industry concentration. The Registrant proposes to disclose that the Fund may invest more than 25% of its assets in investments that provide exposure to bitcoin and Bitcoin Futures in order to aid investors in their investment determination.

9. Comment: With respect to Response #58 included in the October 26th Response Letter, please revise the Code of Ethics to require pre-clearance by Access Persons of transactions in bitcoin and bitcoin futures.

Response: The Adviser will revise its Code of Ethics accordingly in advance of the Fund’s launch.

10. Comment: Please supplementally discuss how the Fund would value its bitcoin futures holdings if the CME halted the trading of bitcoin futures due to price limits or otherwise.

Response: In the event that current market valuations are not readily available or such valuations do not reflect current market values (including in circumstances where volatility based-trading halts may limit the ability of market participants to transact in Bitcoin Futures), the affected investments will be fair valued using methods determined in good faith by the Fair Value Committee of the Fund. In these circumstances, the Fund determines fair value in a manner that seeks to reflect the market value of the instrument on the valuation date based on consideration by the Fair Value Committee of any information or factors it deems appropriate. For purposes of determining the fair value of securities, the Fair Value Committee may generally consider, without limitation: (i) indications or quotes from brokers or other third-party sources (ii) valuations provided by a third-party pricing agent, (iii) internal models that take into consideration different factors determined to be relevant by the Adviser; (iv) in the case of Bitcoin Futures, calculations or estimates of the reference rate specified by the relevant exchange for the settlement of the Bitcoin Futures; or (v) any combination of the above factors. In particular, the Registrant anticipates, barring extraordinary circumstances or other considerations, the last price at which Bitcoin Futures traded prior to any applicable halt could be dynamically adjusted based on changes in the price of underlying bitcoin transactions measured since the time of the trading halt for the Bitcoin Futures, particularly as measured on exchanges that formulate the calculation for the CME CF Bitcoin Reference Rate (“BRR”).

11. Comment: With respect to Response #60 included in the October 26th Response Letter, please remove reference to subsections (d) and (f) in the section of the Fund’s SAI titled “PURCHASE AND REDEMPTION OF CREATION UNITS – PURCHASE AND ISSUANCE OF CREATION UNIT AGGREGATIONS - Acceptance of Purchase Order.”

Response: The Fund has further considered the Staff’s request that clauses (d) and (f) be deleted in their entirety. While the Fund continues to believe that the existing disclosure is permissible as discussed fully in our prior response, we have nonetheless revised the disclosure to delete the express references to these clauses. Based upon our understanding of our telephone conference with the Staff on October 27, 2021,

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq. and Alison White, Esq.
November 2, 2021

the Staff’s position is that the Commission’s statement in the Rule 6c-11 adopting release is not intended to prohibit all suspensions of the issuance of creation units, but only suspensions that “would be inconsistent with Rule 6c-11.” Although the Fund is willing to delete the open-ended, “catch-all” references to which the Staff objects, it believes that retaining freedom of action within the provisions of Rule 6c-11 remains appropriate and in the best interests of shareholders. As a consequence, it has revised the disclosure to delete the clauses identified by the Staff while clarifying that the remaining clauses are examples of instances in which a rejection of a creation order would be consistent with the provisions of Rule 6c-11 (as opposed to an exclusive list of all actions that would be consistent with the provisions of the rule). We believe that this approach balances the Staff’s desire to ensure that suspensions of ETF sales are “for a limited time and only due to extraordinary circumstances” with the Fund’s obligation to be free to take all lawful action to protect itself and its existing shareholders from unknown (and potentially unknowable) circumstances that would support a limited suspension of new creations.

Accordingly, the Registrant has revised the disclosure in the section of the Fund’s SAI titled “PURCHASE AND REDEMPTION OF CREATION UNITS – PURCHASE AND ISSUANCE OF CREATION UNIT AGGREGATIONS - Acceptance of Purchase Order. as follows:

The SEC has expressed the view that a suspension of creations that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act. The SEC’s position does not limit the ability to suspend creations in all instances. The Trust reserves the ~~absolute~~ right, to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act, to reject or revoke acceptance of a purchase order transmitted to it by the Distributor in respect of any Fund including instances in which:~~if~~ (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of any Fund; (c) the Deposit Securities delivered do not conform to the identify and number of shares disseminated through the facilities of the NSCC for that date by the Adviser, as described above; (d) ~~acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund (e)~~ the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of the beneficial owners;~~ or (~~g~~e) in the event that circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process purchase orders. Examples of such circumstances include acts of God; public service or utility problems resulting in telephone, telecopy or computer failures; fires, floods or extreme weather conditions; market conditions or activities causing trading halts; systems failures involving computer or other informational systems affecting the Trust, the Distributor, DTC, NSCC, the Adviser, the Custodian, a sub-custodian or any other participant in the creation process; and similar extraordinary events. The Trust shall notify a prospective purchaser and/or the Authorized Participant acting on behalf of such person of its rejection of the order of such person. The Trust, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Portfolio Deposits nor shall either of them incur any liability for the failure to give any such notification.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq. and Alison White, Esq.
November 2, 2021

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.